

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 7, 2010

Mr. Daniel M. Fitzpatrick
Chief Financial Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

> **Re:**   **ITT Educational Services, Inc.**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed April 22, 2010**
>
> **File No. 1-13144**

Dear Mr. Fitzpatrick:

We have reviewed your Form 10-Q and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 11. Contingencies

1. We note that you hold a variable interest in a trust in connection with the PEAKS Private Student Loan Program. You disclose that you have guaranteed the payment of principal, interest and certain call premiums on the Senior Debt issued by the trust. In addition, the holders of the Senior Debt could require you to repurchase their debt in certain limited circumstances. Tell us how you applied the guidance in FASB ASC 810-10-25-38A in reaching your conclusion that you are not the primary beneficiary of the trust. In your response please address the following:

   * Describe the nature and extent of your involvement in the activities of the trust, including a discussion of its purpose and design.
   * Identify the variable interests in the trust, tell us who holds those variable interests, and discuss the level and type of risk passed through to each of the variable interest holders.
   * Explain the activities of the trust and identify who has the power to direct each of those activities, including a discussion of how that power is exercised.
   * In the event that there is a default on a student loan tell us who is responsible for collection procedures or negotiating revisions to the terms of the loan.
   * Tell us whether the PEAK program affects receivables from students recorded on your balance sheet.

   Disclose the methodology and significant judgments and assumptions involved in determining whether you are the primary beneficiary of the trust. Also provide the other disclosures outlined in FASB ASC 810-10-50-5A, if applicable. Please provide us with the revised disclosures you will include in your next Form 10-Q.

2. We also note that made advances under risk sharing agreements with unaffiliated third parties (the "2009 RSA" and "2007 RSA"). You disclose that you are not considered the primary beneficiary in these variable interest entities. Under these arrangements you have guaranteed the repayment of any loans that are charged off above a certain percentage of the private education loans made under the programs. Tell us how you applied the guidance in FASB ASC 810-10-25-38A in reaching your conclusion that you are not the primary beneficiary in these arrangements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

3. Expand your disclosure to discuss the economic reasons for your involvement in the PEAKS Private Student Loan Program. Also disclose the advantage of entering into the PEAKS program compared to your participation in risk sharing arrangements of the 2009 RSA.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please respond to these comments through correspondence over EDGAR within ten business days or tell us when you will provide us with a response. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director